Exhibit 11
Computation of Per Share Earnings

	Three Months Ended				Nine Months Ended
	July 31,				July 31,
	2009		2008		2009		2008
(in thousands, except per share data)
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net income (loss)	$(1,231)	$(1,231)	$5,826	$5,826	$(1,158)	$(1,158)	$19,098	$19,098

Weighted-average shares
Outstanding	6,434	6,434	6,414	6,414	6,425	6,425	6,414	6,414

Dilutive effect of stock options	—	—	—	25	—	—	—	31
	6,434	6,434	6,414	6,439	6,425	6,425	6,414	6,445

Income (loss) per common share	$(0.19)	$(0.19)	$0.91	$0.90	$(0.18)	$(0.18)	$2.98	$2.96